Exhibit 12.2

Potomac Electric Power Company

	Six Months Ended June 30, 2009	For the Year Ended December 31,
		2008	2007	2006	2005	2004
	(millions of dollars)
Net income	$36	$116	$125	$85	$165	$97

Income tax expense (a)	27	64	62	58	128	56

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	52	95	86	77	83	83
Other interest	5	11	12	13	14	14

Total fixed charges	57	106	98	90	97	97

Income before income tax expense, and fixed charges	$120	$286	$285	$233	$390	$250

Ratio of earnings to fixed charges	2.11	2.70	2.91	2.59	4.04	2.57

Total fixed charges, shown above	57	106	98	90	97	97

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	2	2	2

Total fixed charges and preferred dividends	$57	$106	$98	$92	$99	$99

Ratio of earnings to fixed charges and preferred dividends	2.11	2.70	2.91	2.54	3.94	2.53

(a)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.